Filed by CH2M HILL Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M HILL Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

Jacobs and CH2M to Create Premier Global Solutions Provider

Dear Colleagues,

The important announcement on August 2 represents an exciting and positive development for all of us at CH2M and for our clients as we will create a company that doesn’t exist in the industry. Specifically, in the State and Local Governments sector, we see tremendous opportunity in:

Water: CH2M’s leading position, combined with Jacobs’s global client base and footprint will help us provide a superior position to profitably grow.

Transportation: Combined, we can tackle mega-programs spanning aviation, highways, rail, transit and ports — anywhere in the world.

Program Management and Construction Management: Together we create even better opportunities for our people to work on some of the world’s most exciting programs while leveraging CH2M’s iconic projects, tools and processes.

I hope you’ve seen Jacque’s video, or listened to the all-employees call or the stockholder call which is now available on the CH2M Investors site. If you missed any of these, please refer to the VO Showcase story for more information about the acquisition, including an overview presentation, communications playbook, media protocols, briefing documents, client messaging and more.

Jacque’s VO announcement includes a section labeled What’s Next. Please make sure to read this. I want to emphasize that what’s next for our team is to continue to serve our clients with distinction! Our clients have entrusted their important projects to us and they expect us to deliver on our promises. Until the transaction is completed, we remain separate companies and, therefore, it is business as usual for us. And business has been outstanding for our team! Thanks to your hard work and commitment, S&LG has made tremendous progress on achieving our 2017 business plan. Our team continues to win new work—so much that we are currently $47 million above our New Gross Margin In (NGMI) plan.

Some of our recent significant wins include:

•                  San Francisco Sea Wall Program Management — puts us in the driver’s seat for Bay Area Resiliency program

•                  ALCOSAN Green Stormwater Infrastructure Program Management — makes us the industry’s leading icon in this growing market

•                  New York City Department of Environmental Protection (NYCDEP) North River Plant Overhaul — an $800 Million capital cost ten-year program

•                  LADPW Owen’s Lake amendment — keeps us in play for ongoing work in Los Angeles, one of our key growth cities

•                  GUAM Wastewater Treatment Plant — will support Guam Water Authority’s vision to be a world-class provider of water and wastewater services, as well as the U.S. mission in Guam

•                  North Miami Beach — a first-of-its-kind combined operations and program-management contract to oversee day-to-day operations of the city’s water operations

While winning, and delivering work is critical to our growth and profitability as a firm, so is retaining our talented staff and meeting our hiring goals to ensure we have the right teams in place to deliver all of the work we’re winning. I am pleased with the progress our S&LG team has made in this area too, but we still have more work to do. If you know of qualified  candidates who would like to join our team, please let them know we’re still hiring!

More good news worth mentioning, our safety stats are improving. Thanks, in large part to the collective effort of our Operations Management (OM) team, we’ve reduced our DART number, shared best practices among OM facilities and rolled out a new safety accountability framework in which every OM employee signed a commitment to safety. Kudos to our Program Managers for stepping up and proactively addressing our safety effort!

As always, thank you to everyone for all that you do to make a difference for S&LG, the firm, our industry and our clients. Please stay focused, keep up the good work and be safe!

Sincerely,

Greg McIntyre
State and Local Governments President

This message is being sent to all State & Local Government sector employees.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

Jacobs will file a Registration Statement on Form S-4 that will include a proxy statement of CH2M that also constitutes a prospectus of Jacobs and other documents concerning the proposed transaction with the SEC. The definitive proxy statement/prospectus will be delivered to stockholders of CH2M.  INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by CH2M and Jacobs with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents may also be obtained for free by going to CH2M’S Investor Relations page on its corporate website at http://ir.ch2m.com or by contacting CH2M Investor Relations by telephone at (720) 286-2000 or by mail at 9191 South Jamaica Street, Englewood, Colorado 80112 or by contacting Jacobs Investor Relations by e-mail at investor.relations@jacobs.com, by telephone at (626) 578-3500 or by mail at 1999 Bryan Street, Suite 1200, Dallas, TX, 75201.

Participants in the Solicitation

CH2M, Jacobs, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of CH2M stockholders or Jacobs stockholders generally, will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Information regarding CH2M’s directors and executive officers and their beneficial ownership of CH2M common stock is also set forth in CH2M’s annual proxy statement on Schedule 14A filed with the SEC on April 24, 2017, and is supplemented by other public filings made, and to be made, with the SEC by CH2M. This document is available free of charge at the SEC’s website at www.sec.gov or by going to CH2M’S Investor Relations page on its corporate website at http://ir.ch2m.com. Information concerning Jacobs’ directors and executive officers and their beneficial ownership of Jacobs common stock is set forth in Jacobs’ annual proxy statement on Schedule 14A filed with the SEC on December 9, 2016. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Jacobs’ Investor Relations page on its corporate website at http://invest.jacobs.com/investors.

Forward-Looking Statements

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding our future financial performance, results of operations; benefits of the transaction to stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined companies to drive growth; other statements regarding the proposed transaction and any other statements that are other than statements of historical fact. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, but their absence does not mean that a particular statement is not forward-looking. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. For example, if CH2M does not receive the required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which CH2M or Jacobs expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the CH2M stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of CH2M and Jacobs generally, including those set forth in the filings of CH2M and Jacobs with the SEC, especially in the “Risk Factors” section of CH2M’s Annual Report on Form 10-K for the year ended December 30, 2016 filed with the SEC on March 7, 2017, the “Risk Factors” section of Jacobs’ Annual Report on Form 10-K for the year ended September 30, 2016 filed with the SEC on November 22, 2016, and Jacobs’ Quarterly Reports on Form 10-Q for the quarterly periods ended December 30, 2016 and March 31, 2017, filed with the SEC on February 8, 2017 and May 9, 2017, respectively, and in CH2M’s and Jacobs’ other periodic reports and filings with the SEC. CH2M cautions investors not to place undue reliance on the forward-looking statements contained herein. All forward-looking statements are based on information currently available to CH2M on the date hereof, and CH2M undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.